April 19, 2024

Ms. Kate Beukenkamp

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:     PishPosh Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed on October 21, 2022

File No. 333-267982

Dear Ms. Beukenkamp:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), PishPosh Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-267982) initially filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2022, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because of its abandoning the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Louis Lombardo of Meister Seelig & Fein PLLC at (212) 655-3518 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Charlie Birnbaum
Charlie Birnbaum
Chief Executive Officer